

16012124

SEC Mail Processing Section
FEB 29 2016
Washington DC 413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response 12.00

SEC FILE NUMBER
8-52009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8180 Greensboro Drive, 8th Floor
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY — 703-245-4874 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

488 Madison Avenue, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

FOLIO*fn* INVESTMENTS, INC.
(A wholly owned subsidiary of FOLIO*fn*, Inc.)
(S.E.C. I.D. No. 8-52009)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

FOLIO*fn* INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FOLIO*fn*, Inc.)
McLean, Virginia

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
FOLIO*fn* Investments, Inc.
McLean, Virginia

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. as of December 31, 2015. This financial statement is the responsibility of FOLIO*fn* Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of FOLIO*fn* Investments, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2016

FOLIO*fn* INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(In thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 33,254
Cash segregated under federal and other regulations	22,157
Deposits with clearing organizations	5,650
Receivable from customers	3,352
Receivable from broker dealers and clearing organizations	485
Other receivables	511
Dividends and interest receivable	9
Corporate equity securities owned – at fair value	1,698
Corporate debt securities owned – at fair value	4
Intangible asset, net of accumulated amortization	1,394
Prepaid expenses and other assets	267
Deferred tax assets	149
Total assets	$ 68,930
LIABILITIES	
Payable to customers	$ 25,155
Payable to broker dealers and clearing organizations	8,566
Accounts payable and accrued expenses	2,735
Due to parent	2,025
Deferred revenue	606
Total liabilities	39,087
STOCKHOLDER'S EQUITY	
Common stock, $0.0001 par value – 1,000 shares authorized, issued and outstanding	-
Additional paid-in capital	23,854
Retained earnings	5,989
Total stockholder's equity	29,843
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 68,930

See accompanying notes to financial statement.

NOTE 1 - ORGANIZATION

FOLIO*fn* Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation that is a wholly owned subsidiary of FOLIO*fn*, Inc. (the "Parent").

The Company offers Internet-based portfolio creation, trading, and management services. It also provides trade execution, clearance and settlement services.

On January 12, 2015, the Parent entered into an agreement to purchase the brokerage accounts of Freedom Investments, Inc.'s BUYandHOLD division. The brokerage accounts were initially transferred to the Company on February 10, 2015 under a clearing agreement between Freedom Investments, Inc. and the Company. The conversion of the brokerage accounts was completed on February 17, 2015. The acquisition of the brokerage accounts was treated as an asset purchase with an initial cost of $1,962,123. On February 19, 2015, the Parent contributed a customer list intangible asset with a value of $1,962,123 to the Company. In addition to the $1,962,123 of cash paid at conversion, the Company pay contingent consideration of $1 per account that has a balance of $50 or more as of the last business day of each month for 36 months after the conversion date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. It is reasonably possible that our estimates of the carrying value of deferred tax assets and fair values of financial instruments could change and actual results could differ from those estimates.

Basis of Presentation: The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the Internet.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities primarily consist of corporate equities and are recorded at their fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Receivable from and Payable to Customers: Receivable from customers represents amounts owed from customers for cash transactions. Payable to customers represents amounts owed to customers for cash transactions.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payable to Broker-Dealers and Clearing Organizations: This includes amounts that are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

Intangible Asset, Net of Accumulated Amortization: A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. The Company's intangible asset consists of an acquired customer list intangible, which will be amortized over three years using the straight-line method. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets periodically. An impairment charge is recognized through earnings if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Income Taxes: The Company is included in the federal and certain state income tax returns filed by the Parent, and certain other states require the Company to file income tax returns on a separate basis. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent for consolidated returns and for states that require separate returns the current tax is remitted or received from the state directly. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized, based on consideration of available evidence.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to income tax in the state of Virginia. The Company is no longer subject to examination by taxing authorities for years before 2012.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2015, cash of $22,156,594 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

(Continued)

NOTE 4 - LINE OF CREDIT

The Parent has entered into a financing agreement with a bank that permits the Company to borrow, on a revolving line of credit basis through April 1, 2016, an amount up to $40,000,000, bearing interest at the sum of the 30 day LIBOR, plus 2.75%. The interest rate at December 31, 2015 was 3.18%. The outstanding principal balance on the line of credit under the financing agreement at December 31, 2015 was $0. The revolving line of credit is secured by Parent, pledging 100% of the ownership of the Company. The line is restricted for purposes of making of deposits (including deposits for settlement) with a clearing organization only. Repayments on the line are to occur upon the return of the deposits from the clearing organization.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes through the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax reporting basis of assets and liabilities. The Company applies enacted tax rates and laws to determine the amount of the corresponding deferred tax assets and liabilities. The Company uses a valuation allowance to reduce the amount of the deferred tax assets to their estimated realizable value.

Deferred tax assets are comprised of the following at December 31, 2015:

Deferred tax assets		
Reserve for proxy receivable	$	83
Accrued vacation		66
Deferred tax assets	$	149

As of December 31, 2015, the Company had no net operating loss carryforwards for federal or state income tax purposes.

As of December 31, 2015, based upon projections of future taxable income, the Company has determined that it is more likely than not to realize its deferred tax assets in future years.

The Company did not have any unrecognized tax benefits as of December 31, 2015, and does not anticipate the total amount of unrecognized tax benefit related to uncertain tax positions to significantly change in the next twelve months.

NOTE 6 - RELATED-PARTY TRANSACTIONS

Through an agreement with the Parent, the Company is allocated certain overhead and operating expenses. The Parent also charges the Company a quarterly royalty license fee for the use of its proprietary software. The Company reimburses the Parent monthly for its allocated operating expenses and royalty license fee. At December 31, 2015, the amount due to the Parent for such fees was $1,285,612. In addition, the Parent pays all direct vendor payments, payroll and taxes from its corporate accounts on behalf of the Company. At December 31, 2015, the amount due to the Parent for such expenditures was $739,687.

The Parent has established a stock-option plan for all employees. Employees of the Company are eligible to participate in this stock-option plan.

(Continued)

NOTE 7 - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued at current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2015, the Company's net capital was $25,167,756, which exceeded the Rule requirements by $24,917,756.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company executes and settles various securities transactions for its own account for individual customers and with other brokers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers, and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company would then be required to buy or sell securities at prevailing market prices.

Payables to customers and brokers and dealers include amounts that are due upon delivery to the Company of underlying securities. If the counterparty to any of these transactions does not deliver the associated securities, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company's customer securities activities are all transacted on a cash basis. The Company requires that customers have sufficient cash deposited in their accounts to cover purchase transactions before such transactions are executed.

At December 31, 2015, the Company had balances totaling $39,541,586 held on deposit at U.S. Bank, $10,000,000 held on deposit at Eagle Bank, $4,726,407 held on deposit at SunTrust Bank, and $687,761 held on deposit at Wells Fargo, of which, $250,000 is insured at each institution by the Federal Deposit Insurance Corporation ("FDIC").

(Continued)

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair values or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The Company determines fair value of investments with a focus on exit price from the perspective of a market participant based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents the assets carried on the statement of financial condition at fair value on a recurring basis by level within the valuation hierarchy as of December 31, 2015 (in thousands).

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Corporate equity securities	$ 1,698	$ -	$ -	$ 1,698
Corporate debt securities	4	-	-	4
Total	$ 1,702	$ -	$ -	$ 1,702

The Company keeps a diverse inventory of exchange traded corporate equities for testing purposes and as inventory to sell to its customers.

NOTE 10 – INTANGIBLE ASSET, NET

The gross and net carrying values of the Company's customer list intangible asset as of December 31, 2015, are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period in Years
Customer list intangible	$ 1,962	$ (568)	$ 1,394	3

(Continued)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.



Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
FOLIO*fn* Investments, Inc.
McLean, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by FOLIO*fn* Investments, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******6*************************3-DIGIT 221
052009 FINRA DEC
FOLIOFN INVESTMENTS INC
8180 GREENSBORO DR 8TH FL
MCLEAN VA 22102-3888

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES FYFFE 703-245-4920

2. A. General Assessment (item 2e from page 2) $ 66,417

B. Less payment made with SIPC-6 filed (exclude interest) (32,610)

7/27/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 33,807

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,807

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 33,807

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foliofn Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, ACCOUNTING
(Title)

Dated the 28th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 26,872,718
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	113,765
Total additions	113,765
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	402,307
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,568	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	17,568
Total deductions	419,875
2d. SIPC Net Operating Revenues	$ 26,566,608
2e. General Assessment @ .0025	$ 66,417 (to page 1, line 2.A.)